SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the year ended December 31, 2002

Microcell Telecommunications Inc.

800 de la Gauchetiere Street West, Suite 4000
Montreal, Quebec
Canada
H5A 1K3

Registration No.:
0-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...... Form 40-F...X......

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of1934.]

Yes......... No ...X......

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Microcell Telecommunications Inc.
Date: May 12, 2003	By:

/s/ JACQUES LEDUC
_______________________________
Jacques Leduc Chief Financial Officer and Treasurer

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-looking statements

This management's discussion and analysis contains "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on expectations and estimates. Forward-looking statements may be identified by the use of forward-looking terminology such as "believe," "intend," "may," "will," "expect," "estimate," "anticipate," "continue," "consider," or similar terms, variations of those terms or the negative of those terms. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties, and actual results may therefore differ materially. The Company undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

Important factors that may affect these expectations include, but are not limited to: changes in the Canadian economy and in Canadian and U.S. capital markets; changes in competition in the Company's market; advances in telecommunications technology; changes in the telecommunications regulatory environment; future litigation; availability of future financing; unanticipated changes in expected growth of the number of subscribers; radio frequency emission concerns; and exchange rate fluctuations. Readers should evaluate any statements in light of these important factors.

Basis of presentation

The following is a discussion of the consolidated financial condition of Microcell Telecommunications Inc. ["Microcell"] and its subsidiaries as of December 31, 2002 and results of operations for the twelve-month period ended December 31, 2002. It should be read in conjunction with the consolidated financial statements of Microcell as of and for the twelve-month period ended December 31, 2002. Such consolidated financial statements, and the notes thereto, have been prepared in accordance with accounting principles generally accepted in Canada ["Canadian GAAP"], which differ in certain material respects from accounting principles generally accepted in the United States ["U.S. GAAP"] and have been reconciled with U.S. GAAP in note 20 to the consolidated financial statements as of December 31, 2002.

As of December 31, 2002, Microcell conducted its wireless communications business through five wholly owned subsidiaries [references to the "Company" herein refer to Microcell and its subsidiaries] which were: Microcell Capital II Inc. ["Microcell Capital"], Microcell Connexions Inc. ["Connexions"], Microcell Labs Inc. ["Microcell Labs"], Microcell Solutions Inc. ["Solutions"], and Inukshuk Internet Inc. ["Inukshuk"].

As of December 31, 2002, the Company carried out its operations through three strategic business segments: Personal Communications Services ["PCS"], Wireless Internet and Investments. Under its PCS business segment, the Company is a provider of PCS in Canada under one of the two national 30 MHz PCS authorizations [the "PCS License"] awarded in Canada in 1995 and renewed for five years in March 2001. The terms and conditions for the renewal of the PCS License are identical to those established for the first term of the PCS License in April 1996.

Through its Wireless Internet business segment, the Company provides mobile Internet services to its PCS subscribers and had planned to build a high-speed Internet Protocol-based data network using Multipoint Communications Systems ["MCS"] technology in the 2500 MHz range. The Company had planned to build the MCS network through Inukshuk. However, the current challenging capital market conditions, which have made raising financing difficult, Inukshuk has suspended building the MCS network on its own for the time being. Inukshuk is, however, continuing to seek out arrangements with third parties to advance the MCS project and deployment, but there can be no certainty any such arrangements will be successfully concluded.

Finally, under its Investments business segment, the Company invests in various wireless or high technology companies and, as a result, is exposed to normal market risk fluctuation, which may be significant.

As the Wireless Internet and Investments operations are not significant starting 2003, the Company has determined that it operates in one segment since January 1, 2003.

Throughout the following discussion and analysis, the Company uses the term "EBITDA" and "EBITDA margin". EBITDA is defined as operating income (loss), excluding restructuring charges, impairment of intangible assets, depreciation and amortization. EBITDA margin is defined as EBITDA divided by the total revenues of the Company. The Company also uses the terms "monthly average retail revenue per user" ["ARPU"], "cost of acquisition of a retail subscriber" ["COA"], "net retail subscriber additions", "churn rate" and "cumulative CAPEX per population covered". All of these aforementioned terms may not be identical to similarly titled measures reported by other companies. Furthermore, they should not be considered in isolation or as alternative measurements of operating performance or liquidity to net loss, operating loss, cash flows from operating activities or any other measures of performance under Canadian and U.S. GAAP. The Company believes that EBITDA, EBITDA margin, ARPU, COA, "net retail subscriber additions", "churn rate" and "cumulative CAPEX per population covered" are viewed as relevant supplemental measures of performance in the wireless telecommunications industry.

Critical accounting policies and estimates

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The critical accounting policies and estimates used in the preparation of the Company's financial statements include the following:

Revenue Recognition

Monthly access charges are billed in advance and recognized when the services are provided and collection is reasonably assured. Airtime charges are recognized as revenue when provided. Sales of handsets and related equipment are recognized when goods and services are delivered and collection is reasonably assured. Prepaid service revenues are deferred and recognized when services are provided. When prepaid airtime vouchers are sold to dealers, the revenue for the airtime is measured at the face value of the time sold, when services are provided. Commissions to dealers are classified within cost of products and services.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from its inability to collect balances due from its customers. The Company bases its estimates on the aging of its accounts receivable balances and historical write-off experience, net of recoveries. If collections are lower or more customers elect to terminate their service than expected, actual write-offs may be different than expected.

Capitalization of costs

The Company is engaged in the activity of building and deploying network assets and incurs internal costs related to these activities. During construction or deployment of new assets, direct costs, plus a portion of applicable overhead costs, are capitalized.

Capital Assets

Capital assets are recorded at cost. The PCS network includes direct costs such as equipment, material, labor, engineering, site development, interest incurred during the network build out, depreciation of capital assets used in connection with the construction of the network, and overhead costs. The costs of PCS network construction in progress are transferred to the PCS network in service as construction projects are completed and put into commercial service. The Company reviews the recoverability of capital assets for impairment whenever events or changes in circumstances occur, or at least annually. Recoverability is measured by a comparison of the carrying amount of a group of assets to future undiscounted net cash flows expected to be generated by that group of assets.

Intangible Assets

The Company has determined that its PCS License and MCS licenses are intangible assets having indefinite lives under the recent accounting standard "Goodwill and Other Intangible Assets". The intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

Change in Canadian accounting policies

Effective January 1, 2002, the Company adopted, for both Canadian and U.S. GAAP, on a retroactive basis, the provisions set forth in the Financial Accounting Standards Board's Emerging Issues Task Force [the "Task Force"] issue 01-9 Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products ["EITF 01-9"]. The consensus reached by the Task Force indicates that a cash consideration [including a sales incentive] given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor's products or services and, therefore, should be accounted for as a reduction of revenues. Previously, these considerations were presented as marketing expenses with the corresponding amount as revenues. For the years ended December 31, 2002, 2001 and 2000, the impact of the change was to reduce operating revenues and selling and marketing expenses for the PCS operating segment by $20,941,000, $19,347,000 and $22,827,000 respectively. The adoption of EITF 01-9 did not have an effect on the Company's net loss, operating measures or cash flows.

Effective January 1, 2002, the Company adopted the standard set forth in Section 3870 of the CICA Handbook entitled Stock-based Compensation and Other Stock-based Payments. As permitted by Section 3870, the Company has applied this change prospectively for new stock options granted on or after January 1, 2002. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. Direct awards of stock to employees and stock and stock option awards granted to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation. No such awards were granted in 2002. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock on the grant date, and the fair value of stock options is determined using the Black-Scholes option pricing model. In periods prior to January 1, 2002, the Company recognized no compensation when stock or stock options were issued. Pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options under the fair value method.

Effective January 1, 2002, the Company adopted the new standard set forth in Section 3062 of the Canadian Institute of Chartered Accountants' ["CICA"] Handbook entitled Goodwill and Other Intangible Assets, to be applied on or after January 1, 2002. Under the new standard, goodwill and other indefinite-life intangible assets are no longer amortized but tested for impairment on an annual basis. The excess of the carrying amount over the fair value is charged to earnings. The Company has determined that the PCS License it has been awarded has an indefinite useful life. Therefore, pursuant to Section 3062 of the CICA Handbook, the Company will not amortize this PCS license until it determines that the PCS License has a finite life. The impact on the consolidated financial statements has been a reduction of the annual amortization of the PCS License in the amount of $140,000. As disclosed in note 7, an impairment charge was recorded for the MCS licenses in 2002. The annual licensing fees are charged to expense as incurred.

Reorganization

At the time of the release of its second quarter 2002 results on August 9, 2002, the Company announced that there was significant uncertainty regarding its ability to continue as a going concern, such ability being dependent, among other factors, on the Company's ability to reduce its financing costs and improve its liquidities and operating performance. The Company also announced on that date that it had retained the services of a financial advisor and formed a special committee composed of independent directors with a view of evaluating various strategic options in the circumstances. In light of the going concern uncertainty, the mandate of the special committee was to review and evaluate the alternatives of the Company with a view to reducing its financing costs and improving its liquidity. To that end, the special committee obtained the advice and recommendations of the financial advisor. The significant uncertainty resulted from the fact that the Company disclosed that it believed it would be in default of certain covenants in its long-term debt agreements within a twelve-month period, unless it could successfully renegotiate some of these covenants. With such default, the senior secured lenders could have chosen not to provide the Company with further access to funds under the senior secured revolving credit facility and could also accelerate debt repayment.

On October 31, 2002, the Company entered into a forbearance and amending agreement with its secured bank lenders in which the lenders agreed to forbear until December 23, 2002, subject to certain conditions, the exercise of any rights with respect to certain possible defaults. The covenants to which the forbearance agreement applied related to the non-payment of interest on the Company's Senior Discount Notes due in 2006 (the "2006 Notes") and the possibility of the non-payment to a vendor under a material contract. On December 2, 2002, the Company announced that it would not make its interest payment on its 2006 Notes due on that day. Before the end of the forbearance period, the Company reached an agreement with the vendor on the amount due and settled such amount.

On December 23, 2002 the Company announced that its secured lenders, holding approximately 74% of the outstanding secured debt, have agreed on the terms of a recapitalization plan. In this regard, the Company's secured lenders have agreed to forbear until January 6, 2003 the exercise of any rights with respect to a default resulting from the non-payment of interest on the 2006 Notes. In addition, both parties agreed to terminate the senior secured revolving credit facility. The Company was subsequently not in compliance with certain covenants under its long-term debt agreements and as such all the long-term debt is in default. Microcell also continued to have constructive discussions regarding the plan with an ad hoc committee of unsecured noteholders.

On January 3, 2003, the Company announced that it had received signed commitments from certain of its secured lenders and noteholders, representing approximately 75% and 55% respectively of the estimated aggregate voting claims that may be represented at the secured creditors' meeting and the affected unsecured creditors' meeting. In view of its then current and anticipated financial position, the status of its discussions with financial and strategic investors, the non-payment of U.S.$29.3 million of interest due on the 2006 Notes in December 2002 and the options available to the Company under the circumstances, the Company elected to restructure its operations under the Companies' Creditors Arrangement Act ("CCAA") protection and filed for and received protection under the CCAA on January 3, 2003 in the form of an Initial Order. Until the Plan became effective on May 1, 2003, the Company did not make any further payments of principal or interest on its secured debt or unsecured notes, including the interest payment on its 2006 Notes, which was due December 1, 2002, and quarterly principal repayments on its secured term loans due December 31, 2002 and March 31, 2003.

On February 19, 2003, the Company filed its Information Circular and Proxy Statement [the "Circular"], which included a Plan of Reorganization and of Compromise and Arrangement [the "Plan"], setting out the terms of the Company's proposed plan. Subsequently, on March 17, 2003 the Plan was voted upon and approved by 98% of the secured creditors and 100% of the affected unsecured creditors, representing 93% and 100%, respectively, of the total value of the secured claims and affected unsecured claims that were voted. On March 18, 2003, the Superior Court of the Province of Quebec issued a Sanction Order approving the Plan. On May 1, 2003, the Plan became effective. The Plan reduced the Company's debt obligations by approximately $1.7 billion.

The Company continues to experience growth-related capital requirements arising from the need to fund of network capacity improvements and ongoing maintenance and to fund the cost of acquiring new PCS customers. Microcell's ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, general economic conditions and regulatory requirements.

These accompanying consolidated financial statements do not reflect any adjustments arising from the Plan, except that the current portion of long-term debt is equivalent to the current portion of the new debt contracted on the implementation date of the plan. The Company is conducting a revaluation of its assets and liabilities and will adjust their carrying values to reflect the value of the Company as an entity established by the capital reorganization. The revaluation adjustments are expected to be presented in the 2003 second quarter consolidated interim financial statements, the period encompassing the expected implementation date of the Plan, May 1, 2003. The Company's balance sheet after the implementation date will be presented on a comprehensive revaluation basis after giving effect to both the financial reorganization and the revaluation adjustments.

COMPANY OVERVIEW

The Company began 2002 by successfully securing an additional $100 million in bank financing from a group of senior lenders, which effectively increased the total amount of senior secured facilities outstanding from $750 million to $800 million. In conjunction with this financing, the Company entered into an equipment supply agreement with an important vendor whereby Connexions agreed to purchase at least $150 million worth of network infrastructure hardware and software over the next three years. This agreement was subsequently amended in December 2002 to eliminate the purchase commitment as part of the Company's recapitalization efforts described above.

During the same time, the Company proceeded with the consolidation of its core PCS operations and further adapted its business priorities to increase its customer focus and to respond to competitive market conditions. Improving profitability was at the forefront of these efforts. To achieve this, the Company focused on implementing effective and prudent cost management initiatives and reduced its level of activity and project focusing on its core business. As a result, the workforce was reduced by approximately 350 employees. Furthermore, in-line with new business strategy, the Company reduced spending in its non-PCS business operations such as Inukshuk Internet Inc. and Argo II: The Wireless Internet Fund Limited Partnership ["Argo II"].

The objective of the integration of the Company's network operations, marketing, and customer service activities, accomplished through the above-mentioned PCS reorganization, was to allow the Company to sharply focus and galvanize its resources to better address the needs of Fido customers in terms of capacity, new services and data. A number of developments occurred in 2002 that reflected the Company's goal to enhance the PCS customer experience and to create a foundation for future growth and profitability.

In order to maintain and improve its competitiveness, the Company continued to expand and enhance its product and service offering.

In April 2002, the Company offered the first GPRS card for personal computers (PC) that allows Canadians to access wireless data services across North America.

In August 2002, the Company introduced a new 15¢&-per-minute airtime rate for Fido Prepaid Service. The new airtime vouchers are available in denominations of $15 [valid for 15 days] and $30 [valid for 30 days]. The Company also continues to offer vouchers with a longer validity period in denominations of $10 [valid for 30 days] and $25 [valid for 60 days], with airtime being calculated at an effective per-minute rate of 30¢. The flexible nature of the new pricing should enable two main customer segments the Company is targeting for prepaid, the youth and the young adults segments, to better control monthly expenses and benefit from greater value.

In October 2002, Fido introduced InstantRefill--a mobile wireless, interactive transactional platform for prepaid airtime replenishment. InstantRefill, a SMS [Short Message Service] text message-based payment service, is a secure and simple mobile commerce application that enables airtime refill from a handset with payment by credit card or pre-authorized bank account debit.

During 2002, the Company also introduced several new devices, many which were exclusive to Fido. These included the Vtech A700, the Sony Ericsson T200, and the Sony Ericsson T68i. These handsets offer many of the features found only on high-end wireless handsets, such as a vibrating alert, calendar, alarm clock, calculator, scalable text and dynamic menu icons. Several of these handsets combine worldwide roaming capabilities with instant one-touch access to the Internet and personal picture messaging. In particular, the Sony Ericsson T68i, which supports cable-free BluetoothTM connections between devices [thereby allowing users to talk without a wire connection], was also the first wireless handset in Canada with digital camera capability and picture messaging.

Despite the Company's efforts to tightly manage its costs, operating cash flow did not grow sufficiently to cover interest charges, debt capital repayment, and to fund on-going network enhancement and capacity improvement. In addition, the economic, capital market and industry-specific conditions that affected the telecommunications operators in Canada had serious repercussions on the Company's operating results. With a highly leveraged financial position and no clear financing options available, the Company's share price fell significantly. This resulted in the delisting of the Company's Class B Non-Voting Shares from the Nasdaq National Market in July 2002. Given this context, during the second half of 2002 as discussed in the Reorganization section, the Company undertook a comprehensive evaluation of possible alternatives, with the assistance of a financial advisor, to reduce its financing costs and improve its liquidity. This process culminated with the Company's reaching an agreement in principle with its secured lenders and unsecured noteholders subsequent to the end of the year. The proposed recapitalization plan was approved almost unanimously by the Company's creditors in the first quarter of 2003, significantly reducing the Company's debt obligations by approximately $1.7 billion and its annual interest obligations by a range of $160 million to $200 million. On May 1, 2003, the Plan became effective.

FINANCIAL HIGHLIGHTS AND SELECTED STATISTICS
	Years ended December 31
	2002	2001	2000
		$	$
		[Restated]	[Restated]
CONSOLIDATED	[Unaudited]
[In thousands of Canadian dollars, except for per-share data]
Revenues	591,062	541,490	405,986
EBITDA	91,012	(9,803)	(112,332)
Loss before income taxes	642,396	500,207	383,942
Net loss	570,501	498,485	268,427
Basic and diluted loss per share	$2.37	$4.56	$2.79
Capital expenditures	124,683	277,395	257,191
Total employees, end of period [expressed as full-time equivalent]	2,026	2,377	2,603
PCS
Revenues	591,056	542,510	407,700
EBITDA	95,909	8,167	(105,735)
Capital expenditures	124,738	283,610	263,170
Other data:
Monthly average retail revenue per user [ARPU]
Postpaid	$59.12	$60.56	$56.69
Prepaid	$18.64(1)	$20.99	$27.14
Blended	$39.73(1)	$41.14	$43.55
Cost of acquisition of a retail subscriber	$281	$321	$388
Net retail subscriber additions
Postpaid	(92,636)	169,880	119,770
Prepaid	137,947	116,803	218,270
Total	45,311	286,683	338,040
Churn rate	3.4%(2)	2.6%	2.2%
Total retail subscribers, end of period
Postpaid	545,062	637,698	467,818
Prepaid	619,459	571,512	454,709
Total	1,164,521	1,209,210	922,527
Total employees, end of period [expressed as full-time equivalent]	2,023	2,302	2,495

(1) Calculation excludes 50,000 inactive prepaid service customers.
(2) Calculation excludes 40,000 inactive prepaid service customers, who were deactivated during 2002, following the termination of a customer retention program.

CONSOLIDATED RESULTS

Year ended December 31, 2002, compared with the year ended December 31, 2001

The Company's financial results for the periods described herein are not necessarily indicative of its future operating results given the risks and uncertainties associated with the Company's operations and the Canadian wireless industry in general.

As of December 31, 2002, the Company offered PCS in twenty-one CMAs in Canada. In addition, the Company has deployed its GSM network in smaller communities and along major highway corridors. The Company estimates that its PCS network reaches some 19 million people or 61% of the Canadian population. Beyond this network footprint, the Company provides analog cellular roaming capabilities on the networks of other carriers, which increases its service area to 94% of the total Canadian population.
Reported results [in millions of dollars, except for per-share data]
Years ended December 31,	2002 $	2001 $ [Restated]	Variance $
Revenues	591.1	541.5	49.6
Costs and operating expenses [excluding restructuring charges, impairment of intangible assets and depreciation and amortization]	500.1	551.3	(51.2)
Operating income (loss) before restructuring charges, impairment of intangible assets and depreciation and amortization	91.0	(9.8)	(100.8)
Impairment of intangible assets	223.4	--	223.4
Restructuring charges	7.5	5.2	2.3
Depreciation and amortization	242.4	178.0	64.4
Operating loss	382.3	193.0	189.3
Interest expense and other	221.4	217.7	3.7
Foreign exchange loss (gain)	(1.0)	51.1	(52.1)
Write-down of deferred financing costs and deferred gain and loss of financial instruments	17.0	--	17.0
Gain on financial instruments	(6.6)	--	6.6
Loss in value of investments, marketable securities and other assets	16.1	33.1	(17.0)
Share of net loss in investees	13.2	5.3	7.9
Income tax benefit	(71.9)	(1.7)	70.2
Net loss	570.5	498.5	72.0
Basic and diluted loss per share	2.37	4.56	(2.19)

Quarterly data [in millions of dollars, except for per-share data]
Year ended December 31, 2002	Q1	Q2	Q3	Q4
[Unaudited]	$	$	$	$
Revenues	140.1	145.7	154.5	150.8
Net loss	95.3	199.2	152.3	123.7
Basic and diluted loss per share	0.40	0.82	0.64	0.51

Quarterly data [Restated] [in millions of dollars, except for per-share data]
Year ended December 31, 2001	Q1	Q2	Q3	Q4
[Unaudited]	$	$	$	$
Revenues	119.4	134.1	146.4	141.6
Net loss	172.0	75.2	142.9	108.4
Basic and diluted loss per share	1.67	0.72	1.37	0.88

Consolidated revenues increased from $541.5 million to $591.1 million, representing a 9% growth over 2001 mainly due to a higher number of revenue-generating postpaid and prepaid subscribers in the active customer base in the PCS business (for more details, see the explanation provided in the Segmented Results section entitled PCS Segment).

Costs and operating expenses, excluding impairment of intangible assets, restructuring charges, depreciation and amortization, decreased by 9% from $551.3 million in 2001 to $500.1 million in 2002, primarily as a result of lower expenses in the PCS business segment of $39.9 million [including the impact of a favorable clarification of provincial sales tax legislation related to handset subsidies, which resulted in the reversal of a $13.8 million cumulative provision previously accounted for], lower expenses in the Wireless Internet business segment of $9.4 million, and lower expenses in the Investments segment of $1.9 million [all after intersegment eliminations]. Consequently, the Company posted an operating income before restructuring charges, impairment of intangible assets, depreciation and amortization of $91.0 million for the year ended December 31, 2002, compared with an operating loss before restructuring charges, depreciation and amortization of $9.8 million in 2001. This represents an improvement of $100.8 million year-over-year. For a detailed analysis, see the Segmented Results section.

For a period of time during 2002, the Company had been pursuing negotiations with potential business partners to secure financing for its MCS project to be carried out by Inukshuk. During 2002, the likelihood of concluding such an agreement became uncertain. Given this fact, and considering the difficult financial market conditions that the telecommunications industry is facing, the Company wrote down the value of the MCS licenses to nil. Accordingly, a non-cash expense affecting the Wireless Internet segment in the amount of $223.4 million was recorded in 2002. The cost of future income tax related to the MCS licenses, resulting from the difference between the carrying value and the tax basis of the assets acquired, which was capitalized to the MCS licenses, was reversed, resulting in an income tax benefit in the amount of $72.9 million.

The restructuring charges of $7.5 million for 2002 compared with $5.2 million in 2001, related primarily to severance payments made to approximately 350 employees who were laid-off during 2002 compared with approximately 200 employees laid-off in 2001. These measures were taken in order to adjust the Company's workforce to the requirements of its operating plan and were the result of increased productivity from the consolidation of certain administrative and operating support services, and the suspension of certain projects due to difficult financial market conditions.

Depreciation and amortization increased by $64.4 million in 2002. This was mainly due to the write-down of certain of the Company's capital assets to their net recoverable amounts and to the increase in capital assets as a result of network enhancement since December 2001. Accordingly, the depreciation and amortization for 2002 included write-downs of $31.4 million related to network and application software in the PCS segment and $5.9 million related to the portal in the Wireless Internet segment. As a result, the operating loss for 2002 increased by $189.3 million in 2002.

The decrease in foreign exchange loss of $52.1 million in 2002 was mainly due to the improvement of the exchange rate of the Canadian dollar relative to the U.S. dollar, especially on the Company's long-term U.S.-dollar denominated debt.

Given the recapitalization process in which the Company was engaged in 2002, it decided to terminate all its hedging agreements [see note 9 to the audited consolidated financial statements for the year ended December 31, 2002]. These terminations, as well as the de-designation of the cross-currency swap on the principal balance of the 2009 Senior Discount Notes due 2009, created a net gain in the amount of $6.6 million for the whole year.

The Company wrote down $18.9 million of deferred financing costs, $17.7 million of deferred loss on financial instruments and $19.6 million deferred gain on financial instruments for a net total of $17 million, all which related to the long-term debt in default.

The decrease of $17.0 million in the loss in value of investments, marketable securities and other assets for 2002 was mainly due to a lower number of investments and marketable securities in the Company's portfolio during 2002. The $7.9 million increase in the share of net loss in investees for the twelve-month period ended December 31, 2002 was the result of a general decline in market conditions for high-technology companies in 2002, which are the main component of GSM Capital's portfolio.

As a result, the Company posted consolidated net losses of $570.5 million for the year ended December 31, 2002 compared with $498.5 million for 2001. Basic and diluted losses per share decreased from $4.56 in 2001 to $2.37 in 2002. This was mainly due to the increase in the weighted-average number of shares following the December 2001 rights issue.

Year ended December 31, 2001, compared with the year ended December 31, 2000

The Company's financial and operating statistics for the year ended December 31, 2001, compared with the year ended December 31, 2000, reflect the increase in its activities in the CMAs covered as of December 31, 2000, the growth of wireless penetration in Canada, and the launch of commercial operations in four additional CMAs in 2001.

Reported results [in millions of dollars, except for per-share data]
Years ended December 31,	2001 $ [Restated]	2000 $ [Restated]	Variance
Revenues	541.5	406.0	135.5
Costs and operating expenses (excluding restructuring charges, impairment of intangible assets and depreciation and amortization)	551.3	518.3	33.0
Operating loss before restructuring charges, depreciation and amortization	(9.8)	(112.3)	(102.5)
Restructuring charges	5.2	--	5.2
Depreciation and amortization	178.0	131.3	46.7
Operating loss	193.0	243.6	(50.6)
Interest expense and other	217.7	173.9	43.8
Foreign exchange loss	51.1	24.6	26.5
Net gain on disposal of investments	--	(286.0)	(286.0)
Loss (gain) in value of investments, marketable securities and other assets	33.1	248.3	(215.2)
Share of net loss (income) in investees	5.3	(20.6)	(25.9)
Income tax benefit	(1.7)	(115.5)	(113.8)
Net loss	498.5	268.4	230.1
Basic and diluted loss per share	4.56	2.79	1.77

Consolidated revenues increased from $406.0 million to $541.5 million, representing a 33% growth over 2000. PCS business accounted for all of this increase, due mainly to a 31% increase in the subscriber base. Costs and operating expenses, excluding restructuring charges, depreciation and amortization, increased by 6% from $518.3 million to $551.3 million as a result of higher expenses in the PCS business segment for $19.7 million, in the Wireless Internet business segment for $13.2 million, and in the Investments segment for $0.1 million [all after intersegment eliminations]. As a result, the operating loss before restructuring charges, depreciation and amortization, on a year-over-year basis, decreased by $102.5 million or 91% to $9.8 million in 2001, compared with an operating loss before depreciation and amortization of $112.3 million in 2000. The operating loss, at $193.0 million in 2001, decreased by $50.6 million for the same reasons but it was partially offset by a higher depreciation expense of $46.7 million [due to the increase in capital assets as a result of network expansion since December 31, 2000] and restructuring charges of $5.2 million. The restructuring charges recorded in 2001 relate primarily to severance payments made to a number of employees laid off during the year in order to adjust the Company's work force to the requirements of its 2002-2003 operating plan.

The increase in interest expense and other was due to the draw-downs in 2001 on the Senior Secured Revolving Credit Loan and was consistent with the accretion of interest on the Senior Discount Notes due 2006, 2007 and 2009. In addition, lower cash and short-term investments on-hand during the first three quarters of 2001 compared with the same periods in 2000 contributed to a decrease in interest income in 2001. The increase in foreign exchange loss was due to the deterioration of the exchange rate of the Canadian dollar relative to the U.S. dollar.

The decrease, in 2001, in net gain on disposal of investments is the result of a net gain of $286.0 million realized in 2000 due mainly to the Company's sale of both its directly and indirectly held investments in Saraide Inc. to InfoSpace Inc. ["InfoSpace"]. The loss in value of investments and marketable securities decreased by $215.8 million in 2001 compared with the previous year. This was due mainly to the lower level of InfoSpace shares held in 2001 following the sale of 961,894 shares in 2000 and 911,767 shares early in 2001, and to the fact that the major part of the decline in market conditions occurred in 2000. The share of net loss in investees, which amounted to $5.3 million in 2001 compared with a share of net income of $20.6 million in 2000 is due to the general decline in market conditions of high-technology companies.

As a result, the Company posted a net loss and a net loss per share in 2001 of $498.5 million and $4.56 respectively, compared with $268.4 million and $2.79 in 2000.

SEGMENTED RESULTS

PCS SEGMENT

Year ended December 31, 2002, compared with the year ended December 31, 2001

PCS consists of wireless telecommunications services that use advanced and secure digital technology. The Company provides retail PCS in Canada to end-users and offers access to the Company's PCS network to third-party telecommunications providers (on a wholesale basis). The Company also offers data services based on GPRS technology.

PCS Selected financial information [In millions of dollars]
Years ended December 31,	2002 $	2001 $ [Restated]	Variance $
Revenues	591.0	542.5	48.5
Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	495.1	534.3	(39.2)
PCS Segment operating income	95.9	8.2	87.7

During 2002, the Company activated 548,079 new gross retail customers, down 11% from 612,883 in 2001. The decline in new gross retail customers was the result of a decrease in postpaid gross activations, particularly in the second half of 2002, reflecting continuing competitive market conditions within the Canadian wireless industry, as well as the Company's prudent approach toward customer acquisition given its uncertain financial situation and recapitalization process. Accordingly, postpaid subscribers accounted for 45% of the total gross activations in 2002, compared with 51% in 2001.

As of December 31, 2002, the Company provided wireless service to 1,164,521 retail PCS customers, 545,062 of which were on postpaid and 619,459 on prepaid. This figure included the adjustment described above. As a result of this adjustment, in addition to lower gross activations, higher churn, tighter credit policies, and competitive market conditions there was a 44,689 reduction in the Company's retail customer base during 2002, compared with the addition of 286,683 new net retail customers in 2001. Excluding the second-quarter adjustment for inactive prepaid customers, the Company added 137,947 new net prepaid additions for full-year 2002, compared with 116,803 in the previous year. However, the Company's postpaid subscriber base decreased by 92,636 in 2002, compared with an increase of 169,880 in 2001, due primarily to substantially higher involuntary churn to disconnect non-paying customers, increased migration of postpaid customers to prepaid service, a reduction in marketing-related promotions in light of the Company's financial condition, and a pronounced emphasis on postpaid customer acquisition by the competition.

In addition, as at December 31, 2002, Microcell provided PCS network access to 20,667 wholesale subscribers, compared with 20,631 at the end of 2001. This result is consistent with the Company's strategy of discontinuing active solicitation of the wholesale business, while continuing to support its existing third-party service providers.

The blended post-guarantee period monthly churn rate (number of deactivated users divided by the average number of active users during the period), increased to 3.4% for full-year 2002 from 2.6% in the previous year, and was the result of both higher postpaid churn and prepaid churn. Postpaid churn was 3.0% in 2002, compared with 2.0% in 2001, while prepaid churn increased to 3.8% from 3.2% for the same period. The year-over-year increases were due primarily to the negative publicity surrounding the Company and its financial condition, increasingly competitive handset offers, the effects of changes made to the Company's prepaid pricing structure in August 2002 that shortened the validity period and increased the price per minute on certain airtime vouchers, thereby contributing to higher churn among occasional, security-type users as well as continuing high Company-initiated churn to disconnect non-paying customers. The Company generated significant involuntary customer churn due to certain marketing programs and policies implemented throughout 2001 and at the beginning of 2002 to increase postpaid customer acquisition. In particular, a special plan was devised to allow customers with a low credit rating to access a postpaid plan that included a variable-spending limit. Although this program was terminated during the third quarter of 2002, the churn rate was negatively impacted in the fourth quarter of 2002.

Although, the Company's PCS revenues, which consist primarily of subscriber service revenues generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, roaming, fees for value-added services, and revenues from equipment sales, increased compared to the previous year.
PCS revenues [in millions of dollars]
Years ended December 31,	2002 $	2001 $ [Restated]	Variance $
Services	566.6	509.0	57.6
Equipment sales	24.3	32.4	(8.1)
Revenue - intersegment	0.1	1.1	(1.0)
Revenues	591.0	542.5	48.5

Service revenues grew by 11% to $566.6 million for the year ended December 31, 2002, from $509.0 million for the previous year. The increase reflects a higher average number of subscribers. This was partially offset by lower blended ARPU and softer wholesale revenues. Equipment sales were $24.3 million for full-year 2002, compared with $32.4 million one year earlier. The decrease in equipment sales was due primarily to fewer gross activations, lower handset prices in the first three quarters of 2002 as a result of promotional offers on several new models, a greater volume of retention and satisfaction discounts, as well as to decreased accessory sales. Intersegment revenues represent services provided by the PCS segment to the other segments of the Company and are eliminated upon consolidation, along with the associated expenses.

Retail-postpaid ARPU was $59.12 for 2002, compared with $60.56 for 2001. The decrease reflects a decline in airtime revenues. This decline resulted mainly from lower billable minutes due to greater in-bucket usage stemming from the high take-up of promotional plans that offered free bundled weeknight and weekend usage, from bundling value-added service options, such as voice mail and caller ID, in the basic monthly service packages, as well as from higher customer satisfaction and retention-related credits. Average monthly postpaid MOU for 2002 was higher at 361 minutes compared with 319 minutes in 2001 due primarily to greater off-peak usage arising from promotional plans that offered free weeknight and weekend airtime.

The Company's retail prepaid ARPU for 2002 decreased to $18.64 from $21.02 in 2001 mainly as a result of lower MOU. The reduction in prepaid MOU stemmed from the migration of high-usage prepaid customers to postpaid monthly plans. Average monthly prepaid MOU for 2002 was 57 minutes compared with 62 minutes for the previous year. On a blended basis, the Company's combined postpaid and prepaid ARPU decreased to $39.73 in 2002 from $41.14 for 2001. Fido prepaid and postpaid customers sent approximately 42.4 million text messages in 2002 up 91% from 2001.

The calculation of both prepaid and blended ARPU for 2002 includes an adjustment made during the second quarter of 2002 to remove 90,000 inactive prepaid customers from the Company's retail customer base. The Company defines inactive prepaid service customers as those who have not made or received a call for a period of more than 30 days. Of these 90,000 inactive prepaid service customers, 40,000 customers were deactivated following the termination of a customer retention program. The 90,000 figure represents approximately the average monthly number of inactive accounts in the Company's prepaid customer base in the twelve months preceding the second quarter of 2002. By excluding these inactive accounts from the reported customer base, the Company believes that it is providing a more accurate representation of the Company's quarterly and year-to-date prepaid operating statistics for ARPU and average monthly usage. The Company intends to review this provision on a yearly basis or as required.

PCS costs and operating expenses [in millions of dollars]
Years ended December 31,	2002 $	2001 $ [Restated]	Variance $
Cost of products and services	283.3	326.7	(43.4)
Selling and marketing	104.8	114.2	(9.4)
General and administrative	105.1	92.2	12.9
Operating expenses - intersegment	1.9	1.2	0.7
Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	495.1	534.3	(39.2)

In keeping with its focus on cash preservation, the Company carefully managed its costs during 2002. PCS costs and operating expenses [excluding restructuring charges, depreciation and amortization] decreased by $39.2 million when compared to 2001. Expenses for 2002 included a clarification of a provincial sales tax legislation related to handset subsidies, which resulted in the reversal of a previously accounted for provision of $13.8 million. Normalized for this reduction in expenses, PCS costs and operating expenses for 2002 decreased $25.4 million. The cost of products and services for 2002, at $283.3 million, was composed of $102.1 million for cost of products and $181.2 million for cost of services, compared with cost of products of $143.0 million and cost of services of $183.7 million one year earlier.

The $40.9 million, or 29%, improvement in cost of products for 2002, was composed of the aforementioned $13.8 million sales tax provision reversal; a reduced volume of handset sales and lower per-unit cost for handsets sold resulting in savings of $22.5 million; lower assembly, packaging and prepaid voucher production costs of $2.5 million; a lower cost of accessory sales of $1.1 million; and reduced shrinkage, obsolescence and devaluation of inventories of $1.0 million.

Cost of services consists of site-related expenses, transmission costs, spectrum license fees, contribution revenue taxes, customer care costs, and other direct costs related to network operations. The $2.5 million year-over-year improvement in cost of services for 2002 resulted from a $14.1 million reduction in contribution charges paid to the Canadian Radio-television and Telecommunications Commission ["CRTC"]. During the fourth quarter, the CRTC finalized the 2002 contribution rate at 1.3% of eligible revenues, retroactive to January 1, 2002, which compares favorably to the interim rate of 1.4% for 2002 and to the 2001 rate of 4.5%. This cost reduction was offset partially by a $3.5 million increase in customer care expenses, as well as by a $8.1 million increase in network operating costs that can be explained by the receipt of certain non-recurring credits for maintenance costs and license fees in 2001. Adjusted for these non-recurring credits, network operating costs for 2002 were flat, year-over-year.

Selling and marketing costs include compensation expenses and other distribution channel costs, as well as advertising expenses. In an effort to preserve cash as it continued pursuing its capital restructuring activities, the Company reduced the scale of its holiday marketing campaign and promotions during the fourth quarter of 2002. The Company believes this had a direct impact on its ability to remain competitive during the busiest acquisition period of the year for wireless operators. The improved cost performance also reflects lower salaries and benefits resulting from a reduced sales force, and reduced retail partner compensation attributable to lower overall sales and a higher proportion of prepaid gross activations. Consequently, selling and marketing expenses decreased by $9.4 million, year-over-year, in 2002, despite increased spending on retention initiatives associated with the Company's customer life cycle program and higher retail partner compensation rates.

The COA, which consists of handset subsidy and related selling and marketing expenses, improved 12% to $281 per gross addition for full-year 2002, compared with $321 per gross addition for the previous year, despite 11% fewer new gross customer activations. The year-over-year improvement was due to tight control over spending on advertising and promotions, reduced handset subsidies resulting from a lower-cost mix of PCS handsets negotiated by the Company, the higher mix of prepaid versus postpaid gross additions, as well as lower channel compensation costs.

General and administrative expenses ["G&A"] consist of employee compensation and benefits, and facilities, client services, bad debt and various other expenses. G&A expenses were $105.1 million for 2002, compared to spending of $92.2 million in 2001. The increase was due primarily to higher bad debt expense, which can be attributed to a larger number of lower-credit customers in the subscriber base as a result of past marketing programs and policies implemented to optimize postpaid customer acquisition. As a percentage of service revenue, however, G&A remained virtually unchanged, year-over-year, reflecting the Company's ability to control overhead costs and achieve additional operating efficiency.

Consequently, PCS EBITDA for 2002 increased by $87.7 million to $95.9 million from $8.2 million in 2001. Despite high churn, this result was achieved because of a 10% year-over-year increase in service revenues, as well as an 11% reduction in costs and operating expenses [before depreciation and amortization] attributable to lower contribution fees, lower handset costs and tight control over selling and marketing expenses. EBITDA as a margin of service revenue expanded to 17% for the year ended December 31, 2002 from 2% one year earlier. While part of the margin improvement, year-over-year, relates to slow customer growth and hence lower marketing expenses, it also relates to improved operating cost efficiencies, as well as to the favorable impact from the reversal of a cumulative handset sales tax provision in the second quarter. Excluding the favorable $13.8 million provincial sales tax clarification on handset subsidies, PCS EBITDA for 2002 was $82.1 million.

Year ended December 31, 2001, compared with the year ended December 31, 2000
PCS Selected financial information [In millions of dollars]
Years ended December 31,	2001 $ [Restated]	2000 $ [Restated]	Variance $
Revenues	542.5	407.7	134.8
Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	534.3	513.4	20.9
PCS Segment operating income (loss)	8.2	(105.7)	(113.9)

The increase in revenues was the result of increased activities in all CMAs covered as of December 31, 2000, the growth of wireless penetration in Canada, and the launch of commercial operations in four additional CMAs since that date. As of December 31, 2001, the Company had 1,209,210 subscribers, representing an increase of 31% in its subscriber base compared with December 31, 2000. Fido postpaid service accounted for 637,698 subscribers and Fido prepaid service accounted for 571,512 subscribers.

PCS revenues [in millions of dollars]
Years ended December 31,	2001 $ [Restated]	2000 $ [Restated]	Variance $
Services	509.0	365.5	143.5
Equipment sales	32.4	40.3	(7.9)
Revenue - intersegment	1.1	1.9	(0.8)
Revenues	542.5	407.7	134.8

Service revenues increased by 39% on a year-over-year basis to reach $509.0 million. Fido postpaid ARPU increased to $60.56 for the year from $56.69 in 2000. This increase was due mainly to higher value-added service revenues following the addition of the Unlimited Evenings and Weekends option to the range of Fido options as well as higher roaming and PCS License fee revenues. On the other hand, Fido prepaid service provided an ARPU of $20.99 for the year, compared with $27.14 in 2000. This decrease was due mainly to lower minutes of usage following the success of the migration program, which prompted the migration of high-usage customers from Fido prepaid to Fido postpaid. When combined, Fido postpaid and Fido prepaid services provided a blended ARPU of $41.14 for the year, compared with $43.55 in 2000.

The monthly churn rate (number of deactivated users divided by the average number of active users in the period), excluding returns during the satisfaction guarantee periods, was 2.6% in 2001 compared with 2.2% in 2000 as a result of higher prepaid churn mainly due to the reduction of the validity period on the $10 prepaid vouchers.

PCS costs and operating expenses [in millions of dollars]
Years ended December 31,	2001 $ [Restated]	2000 $ [Restated]	Variance $
Cost of products and services	326.7	304.5	22.2
Selling and marketing	114.2	118.9	(4.7)
General and administrative	92.2	90.0	2.2
Operating expenses - intersegment	1.2	--	1.2
Costs and operating expenses [excluding restructuring charges, depreciation and amortization]	534.3	513.4	20.9

The increase in costs and expenses in 2001, as compared with 2000, is directly related to network expansion and to the rapid growth of the subscriber base. However, the retail cost of acquisition per subscriber, which consists of a handset subsidy and related selling and marketing expenses, decreased by 17% in 2001, to $321, compared with $388 in 2000. The decrease in the retail cost of acquisition per subscriber is mainly attributable to the lower cost of handsets negotiated by the Company and to the improved per-unit selling and marketing expenses brought about by economies of scale from the Company's rapid subscriber growth.

The cost of products and services increased to $326.7 million in 2001, compared with $304.5 million in 2000. This increase is the result of an increase of $6.6 million in equipment costs mainly due to the higher volume of handsets sold partially offset by their lower per-unit cost; an increase of $8.8 million in network operating costs due to higher contribution revenue charges paid to the CRTC partially offset by lower site-related expenses; and, an increase of $6.8 million in customer care and training costs. The increased cost of products and services is consistent with the Company's network enhancement activities, as well as the expansion of its subscriber base.

Selling and marketing costs include compensation expenses and other distribution channel costs, as well as advertising expenses. Lower selling and marketing costs reflects cost control over advertising and promotion expenses in a highly competitive wireless environment. The number of points of sale increased by 34% to 5,184 as of December 31, 2001, compared with 3,870 as of December 31, 2000.

The increase of $2.2 million in general and administrative expenses was mainly due to higher subscriber-related expenses and higher capital tax partially offset by lower salaries and benefits. As of December 31, 2001, the number of employees within the PCS business was 2,302 [expressed in full-time equivalent], compared with 2,495 as of December 31, 2000.

WIRELESS INTERNET SEGMENT

Through its Wireless Internet business segment, the Company provides mobile Internet services to its PCS subscribers and had planned to build a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range.

Year ended December 31, 2002, compared with the year ended December 31, 2001

Selected financial information [in millions of dollars]
Years ended December 31,	2002 $	2001 $	Variance $
Revenues	1.9	7.6	(5.7)
Costs and operating expenses (excluding impairment of intangible assets, depreciation and amortization)	13.5	20.3	(6.8)
Impairment of intangible assets	223.4	--	223.4
Wireless Internet segment operating loss	(235.0)	(12.7)	222.3

During 2002, the activities in the Wireless Internet Segment were reduced due to the Company's business plan guidelines to keep the allocation of resources outside the PCS segment to a minimum, unless these operations could be independently financed. Nevertheless, during 2002, Inukshuk continued to conduct trials to test the next generation of broadband wireless technology with certain vendors.

Revenues for 2002 decreased by $5.7 million, year-over-year, due to the fact that Microcell i5 has abandoned its commercial activities in 2002. Revenues of $1.9 million represent management fees charged by the Wireless Internet segment to the PCS segment for the maintenance of the portal used by the PCS segment.

Costs and operating expenses before impairment of intangible assets, depreciation and amortization decreased to $13.5 million for 2002, compared with $20.3 million for 2001. This decrease reflects the reduction of the activities in this segment.

For a period of time during 2002, the Company had been pursuing negotiations with potential business partners to secure financing for its MCS project to be carried out by Inukshuk. During 2002, the likelihood of concluding such an agreement became uncertain. Given this fact, and considering the difficult financial market conditions that the telecommunications industry is facing, the Company wrote down the value of the MCS licenses to nil. Accordingly, a non-cash expense affecting the Wireless Internet segment in the amount of $223.4 million was recorded in 2002.

As a result, the Company posted a Wireless Internet segment operating loss of $235.0 million for 2002, compared with $12.7 million in 2001.

Year ended December 31, 2001, compared with the year ended December 31, 2000
Selected financial information [in millions of dollars]
Years ended December 31,	2001	2000	Variance
	$	$	$
Revenues	7.6	9.3	(1.7)
Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	20.3	6.8	13.5
Wireless Internet segment operating income (loss)	(12.7)	2.5	(15.2)

In 2001, revenues of $7.6 million decreased by $1.7 million following the deferral of revenues in the amount of $4.6 million following the sale to Solutions of licenses for the use of wireless Internet services developed by Microcell i5. Costs and operating expenses before restructuring charges, depreciation and amortization, increased to $20.3 million in 2001, compared with $6.8 million in 2000. This increase was mainly due to the fact that the Wireless Internet segment, through Microcell i5, was in operation for the full year in 2001 compared to 2000 when it only commenced operations during the year.

INVESTMENTS SEGMENT

The Investments segment consists mainly of various wireless or high technology investments or projects that primarily involve Microcell Capital and Microcell Labs.

Year ended December 31, 2002, compared with the year ended December 31, 2001
Selected financial information [In millions of dollars]
Years ended December 31,	2002	2001	Variance
	$	$	$
Revenues	--	0.2	(0.2)
Costs and operating expenses	--	2.8	(2.8)
Loss in value of investments and marketable securities	16.1	32.5	(16.4)
Share of net loss in investees	13.2	5.3	7.9
Investments segment operating loss	29.3	40.4	(11.1)

The Investments segment operating loss stood at $29.3 million for the year ended December 31, 2002, compared with $40.4 million in 2001. Zero costs and operating expenses for 2002 reflect the Company's objective to focus on its core PCS business segment with minimal activities in the other segments. Lower loss in value of investments and marketable securities of $16.4 million was mainly due to the lower number of investments and marketable securities in the Company's portfolio during 2002. Higher share of loss in investees of $7.9 million was a result of a general decline in market conditions for high-technology companies in 2002, which are the main component of the investees' portfolio.

Year ended December 31, 2001, compared with the year ended December 31, 2000
Selected financial information [In millions of dollars]
Years ended December 31,	2001	2000	Variance
	$	$	$
Revenues	0.2	0.2	--
Costs and operating expenses	2.8	3.6	(0.8)
Net gain on disposal of investments	--	286.0	(286.0)
Loss in value of investments and marketable securities	(32.5)	(248.3)	(215.8)
Share of net income (net loss) in investees	(5.3)	20.6	(25.9)
Investments segment operating income (loss)	(40.4)	54.9	(95.3)

The Company posted an Investment segment operating loss of $40.4 million in 2001 compared with an operating income of $54.9 million in 2000. This variation was due mainly to the decline in market conditions for high-technology companies in 2001, which are the main component of the Company's portfolio, compared with the effervescence of the market in 2000. In fact, a net gain of $286.0 million was realized in 2000 due mainly to the Company's sale of both its directly and indirectly held investments in Saraide.com Inc. to InfoSpace. Under the terms of the agreement, InfoSpace merged Saraide with its own wireless services business and created Saraide, Inc., a new subsidiary of InfoSpace. In exchange for its total ownership of Saraide, the Company received 2,281,326 InfoSpace shares and a direct ownership interest of approximately 4.3% in the new company created, Saraide, Inc.

The loss in value of investments and marketable securities decreased by $215.8 million in 2001 compared with the previous year. This was due mainly to the lower level of InfoSpace shares held in 2001 following the sale of 961,894 shares in 2000 and 911,767 shares early in 2001, and to the fact that the major part of the decline in market conditions occurred in 2000. Also, the weighted-average market value of the 911,767 shares sold in 2001 was guaranteed at US$50.72 under a put and call option agreement entered into by the Company to manage the risk associated with fluctuations in the market value of the underlying shares, which reduced the effect of the loss in value of those shares.

Finally, the Company recorded in 2001, a share of net loss in its equity investments, which amounted to $5.3 million compared with a share of net income of $20.6 million in 2000 due to the general decline in market conditions of high-technology companies.

LIQUIDITY AND CAPITAL RESOURCES

The following should be read in conjunction with the Reorganization section discussed above.

As at December 31, 2002, the Company had cash and cash equivalents and short-term investments and marketable securities in the amount of $110.3 million, compared with cash and cash equivalents and short-term investments and marketable securities of $178.5 million as at December 31, 2001.

In comparison with December 31, 2001, receivables decreased by $14.2 million mainly due to a lower postpaid subscriber base.. Capital assets decreased by $108.4 million due to depreciation expense in the amount of $234.4 million [including write-downs of $37.1 million discussed in the consolidated results section], partially offset by cash investments of $124.7 million primarily for the PCS network. Intangible assets decreased by $223.4 million due to the impairment charge recorded for the MCS licenses in the second quarter of 2002. Long-term investments decreased by $24.3 million mainly due to the Company's share of loss in its investees of $13.2 million [due to the general decline in market conditions of high-technology companies which are the main component of the Company's investees] and the devaluation of certain of the Company's investment in the amount of $11.8 million. The decrease in deferred charges and other assets of $42.9 million was mainly due to the termination, in 2002, of the cross-currency swap [$25.0 million], the write down of the deferred financing costs [$18.9 million], partially offset by higher deferred financing costs following the closing of the new $100.0 million Tranche F senior secured credit facility in February 2002 [$19.7 million minus amortization of 9.1 million] and the write down of different deferred charges with respect to certain development projects. The increase in accounts payable and accrued liabilities of $26.0 million was mainly attributable to unpaid accrued interest on the Company's 1996 and 1997 senior discount notes.

As of December 31, 2002 the Company was not in compliance with certain of its covenants [see note 1 to the audited consolidated financial statements for the year ended December 31, 2002] and as such the long-term debt was in default. In addition, as part of a forbearance agreement entered into on October 31, 2002, the Company and the senior secured lenders mutually agreed to terminate the senior secured revolving credit facility in the amount of $270.8 million. The $136.6 million increase in the long-term debt [current and long-term portion] was due to the new $100.0 million Tranche F senior secured term loan and to accreted interest of $72.8 million on the senior discount notes, partially offset by an exchange rate improvement of $25.5 million and the repayment of $10.7 million on the senior secured credit facilities.

Reported results [in millions of dollars]
Years ended December 31,	2002	2001	2000
	$	$	$
Cash used in operating activities	(41.0)	(122.3)	(105.7)
Cash used in investing activities	(20.6)	(383.9)	(329.6)
Cash provided by financing activities	69.5	437.7	396.8

The Company used $41.0 million of cash in operating activities for the year ended December 31, 2002, compared with $122.2 million in 2001, for a decrease of $81.2 million. This favorable variance resulted primarily from a positive EBITDA [excluding the reversal of a non-cash sales tax provision of $13.8 million] of $77.2 million for the twelve-month period ended December 31, 2002, compared with a negative EBITDA of $9.8 million for 2001, and a decrease in cash used in operating assets and liabilities of $82.3 million. These decreases in cash used in operating activities were partially offset by an increase in cash interest expense and other of $85.8 million [mainly due to the interest payable on the senior discount notes due 2006 and 2007] and higher restructuring charges in the amount of $2.3 million. The restructuring charges in 2002 and 2001 related to severance payments made to a number of employees laid off during both years.

Cash used in investing activities was $20.6 million for the year ended December 31, 2002, compared with $383.9 million during 2001, for a decrease of $363.3 million. This difference was mainly attributable to lower additions to capital assets and deferred charges of $159.8 million, resulting from lower cash investments in the PCS network, which reflected the Company's continuing focus on cash preservation. It was also due to lower additions to intangible assets of $130.0 million, the amount which was paid by the Company in 2001 as the final installment for the acquisition of the remaining 50% interest in Inukshuk. In addition, higher proceeds from the sale of short-term investments and marketable securities of $40.3 million contributed to the favorable variance. Finally, the decrease in cash used in investing activities can be explained by the proceeds of $32.0 million received mainly from the termination of the Company's hedging agreements, as well as by a lower cash investment of $1.2 million in Argo II.

The Company has committed to invest, in the form of a subscription for units, US$10.0 million in Argo II and, as of December 31, 2002, US$5.5 million has been paid. During 2002, the Company was asked to contribute an additional US$0.5 million, as part of its original commitment. The Company asked for a grace period to pay its capital contribution and Argo II's general partners agreed to postpone the payment until the end of the Company's recapitalization. This investment has been reduced to its estimated fair value of nil as at December 31, 2002. The Company has not yet decided if it will maintain its commitment for the remaining $4.5 million.

Cash provided by financing activities for the twelve-month period ended December 31, 2002 was $69.5 million, compared with $437.8 million for 2001, for a decrease of $368.2 million. This decrease was mainly due to the lower amount of cash provided as a result of the issuance of $439.3 million in shares related to the two Company's equity financing initiatives in 2001 [174,691,777 Class B Non-Voting Shares issued in 2001 compared with nil in 2002], partially offset by the closing, in the first quarter of 2002, of a new $100.0 million senior secured credit facility [Tranche F]. In addition, higher financing costs of $18.2 million with respect to the Tranche F and the repayment of senior secured loans in the amount of $10.7 million contributed to the variance.

ACCOUNTING DEVELOPMENTS

The Canadian Institute of Chartered Accountants recently issued Section 3063, Impairment of Long-Lived Assets. This Section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. The new standard replaces requirements on the write-down of assets previously contained in Section 3061, Property, Plant and Equipment and is effective for 2004. The Company is currently assessing the new regulations and the impact that adoption will have on its consolidated financial statements. Similar requirements were also issued in the United States under Statement of Financial Accounting Standard No. 144.

In November 2001, the CICA issued Accounting Guideline 13, Hedging Relationships ["AcG-13"]. AcG-13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company's fiscal year commencing on September 1, 2003 under Canadian GAAP. To qualify for hedge accounting, consistent with U.S. GAAP, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedge. The Company currently documents all hedging relationships on an ongoing basis.

RISKS AND UNCERTAINTIES

Cash Flow and Capital Requirements

The current business plan of the Company does not expect to require additional financing assuming it is implemented without material variances; however, if actual results vary from the business plan and if the assumptions underlying the business plan were to change, additional funds may be required.

Sources of funding for the Company's further financing or refinancing requirements may include, in addition to the new credit facilities under the Plan, additional bank financing, vendor financing, public offerings or private placements of equity or debt securities, capital contributions from shareholders and disposition of assets. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on a timely basis and on terms acceptable to the Company. Failure to obtain the new credit facilities or such additional financing in this context could result in the delay or modification of the Company's level of services or in the delay or failure to meet license conditions, which could result in a loss of the PCS License and/or the MCS licenses. Any of these events could impair the Company's ability to meet its debt service requirements and could have a material adverse effect on its business.

The new credit facilities contain restrictive covenants which may affect, and in some cases significantly limit or prohibit, among other things, the Company's ability to incur indebtedness, raised private equity, make prepayments of certain indebtedness, create liens, sell assets, make capital expenditures and engage in acquisitions, mergers, amalgamations and consolidations. In addition, the new credit facilities require the Company to maintain certain financial ratios, including minimum liquidity level, EBITDA levels, ARPU levels, subscriber and revenue levels and maximum levels of capital expenditures. If the Company fails to comply with the various covenants of its indebtedness, it will be in default under the terms thereof, which would permit holders of such indebtedness to accelerate the maturity of such indebtedness and could cause defaults under other indebtedness or agreements. In such circumstances, the lenders under the new credit facilities could foreclose upon all or substantially all of the assets of the Company and its subsidiaries, which will be pledged to secure the obligations of the borrowers thereunder.

Since the implementation of the restructuring plan, the total long-term debt of the Company is $350 million [including a current portion of $7.5 million]. In addition, the Company has access to $25 million in the form of a revolving credit facility and could incur up to an additional $50 million of indebtedness thereunder.

The level of the Company's indebtedness could have consequences, including: [i] the Company's ability to obtain additional financing in the future for capital expenditures, working capital, operating losses, debt service requirements or other purposes; [ii] the Company's flexibility in planning for, or reacting to, changes to its business and market conditions; [iii] the Company's ability to compete; and [iv] the Company's vulnerability in the event of a downturn in its business.

Exchange Rate Fluctuations

As most of the Company's revenues are expected to be received in Canadian dollars, the Company is exposed to foreign exchange risk on repayments at maturity of the 1996 and 1999 Notes and their potential early redemption, and on Tranches B, E and F of the Senior Secured Term Loans denominated in U.S. dollars.

In the past, the Company has entered into a hedging arrangement with respect to the 1999 Notes but has terminated this arrangement in the fourth quarter of 2002. Although the Company may enter into other such transactions to hedge the exchange rate risk with respect to any other U.S. dollar-denominated debt and transactions, there can be no assurance that the Company will engage in such transactions or, if the Company decides to engage in any such transaction, that it will be successful and that changes in exchange rates will not have a material adverse effect on the Company's ability to make payments in respect of its future U.S. dollar-denominated debt. Such transactions may require that the Company provide cash or other collateral to secure its obligations. As of December 31, 2002, borrowings of approximately $1,416 million were in U.S. dollars and unhedged. A $0.01 variation in exchange rates affects the Company's foreign exchange loss or gain by approximately $9.0 million. Assuming the successful implementation of the Plan, the foreign exchange risk on repayments at maturity of the long-term debt will be reduced as borrowings of approximately $200 million will be in U.S. dollars.

For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange loss or gain on the translation of any U.S. cash and cash equivalents or U.S. dollar-denominated debt into Canadian currency. Such foreign exchange gain or loss on the translation of U.S. dollar-denominated long-term debt is included in income as it arises. Consequently, the Company's reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.

Interest Rate Fluctuations

In the past, the Company has entered into hedging arrangements with respect to a portion of the variable-rate debt drawn where floating interest rates were swapped to fixed interest rates or to within a fixed range of variable rates. During the fourth quarter of 2002, the Company terminated all such hedging arrangements. As of December 31, 2002, a one-percentage point change in interest rates could affect the Company's cash flow by approximately $5.9 million. With the successful implementation of the Plan, the interest rate risk on the debt will be reduced significantly given the debt reduction of approximately $1.7 billion.

Future cash flows; Ability to Service Debt

The Company may experience growth-related capital requirements arising from the need to fund of network capacity improvements and ongoing maintenance and to fund the cost of acquiring new PCS customers. Microcell's ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, the future availability of financing, the results of its equity investments, general economic conditions and regulatory requirements. There can be no assurance that the Company will achieve or sustain positive cash flow from operating activities. If the Company cannot achieve positive cash flow from operating activities, it may not be able to meet its debt service or working capital requirements or obtain additional capital required to meet all of its cash requirements. In addition, the Company will be required to make interest payments under certain financing arrangements and will be required to make payments of principal thereunder.

Contingency

On April 10, 2002, ASP Wireless Net Inc. ["ASP"], a former service provider of Connexions, filed a notice of arbitration pursuant to an agreement that ASP had with Connexions. ASP claims in the notice of arbitration that Connexions has breached its agreements with ASP and that it therefore suffered damages in the amount of $18.5 million, which ASP is claiming from the Company. The Company considers ASP's claim as frivolous and unfounded in fact and in law and intends to vigorously contest it.

FUTURE OUTLOOK

With effective implementation of its capital restructuring plan on May 1, 2003, Microcell will strengthen its financial position. The plan provides for a comprehensive recapitalization of the Company that significantly reduces its debt obligations by approximately $1.7 billion and its annual interest obligations by a range of $160 to $200 million. Once this process has been completed, Microcell's goal is to re-establish itself as a strong competitor in the Canadian wireless market, providing affordable and innovative PCS services and positioning itself as a preferred access network for the mass market.

Despite the industry slowdown experienced in 2002, wireless was the only segment of Canadian telecom that enjoyed solid growth. Wireless revenue growth in Canada for 2002 exceeded 10%, compared to revenue growth in the Canadian telecom market of approximately 3%. The trend is expected to continue for the wireless industry, as the industry players remain focused on profitable subscriber growth over mere market share. Moreover, wireless data remains an important growth opportunity that may provide some additional upside. This, however, will depend not only on availability of devices and consumer-oriented applications, but also, and more importantly, on consumer awareness and usage.

While most industry analysts agree on the longer-term potential for cellular in Canada, they are cautious about growth for 2003 until there is some evidence of a sustainable resurgence in subscriber growth. Accordingly, the wireless market in Canada is expected to continue growing at a similar rate to 2002. Wireless penetration at the end of 2002 was approximately 38% and is expected to approach 42% by the end of 2003. At these penetration levels, there is still ample room for wireless voice services to grow in Canada, especially given the proliferation of new handsets with high-end features. Microcell believes it is well positioned operationally, financially and strategically to acquire its fair share of new subscribers.

The Company's strategic direction is to focus primarily on core PCS operations within the retail consumer and individual business user market segments. In order to position its wireless service as a preferred means of communication for the mass market, the Company has designed its postpaid service marketing strategy based on specific product attributes, such as big-minute bundles, per-second billing, no contract, worldwide roaming and competitive long-distance rates, while its prepaid service marketing strategy is centered on product features such as flexibility, spending control, simple, convenient and mobile replenishment, as well as postpaid-type per-minute pricing and bundled value-added services.

The key elements that will guide Microcell's business strategy in 2003 and beyond are as follows:

  allocate resources primarily to PCS activities with a high impact on the customer base; the allocation of resources to non-PCS operations will be kept to a minimum, unless these activities can be self-financed;
  target mass-market retail consumer segments with the highest growth potential, such as the youth, young adult and urban professional markets, as well as individual/business users/small office/home office business users located in major metropolitan areas, using direct-to-consumer distribution channels, including corporate-owned stores, third-party retailers, and a direct sales force;
  offer simple, affordable and relevant PCS products, services and devices that meet the everyday personal and business needs of customers, while minimizing operating costs;
  adopt a "fast-follower" approach to reduce the costs and business risks associated with new product and service development;
  leverage the existing customer base by offering a variety of enhanced value-added voice-related and SMS-based data services to encourage incremental usage and to maintain current levels of ARPU;
  provide a superior level of customer service, invest in customer retention programs, and ensure customers are matched to the right payment method to optimize satisfaction and foster loyalty;
  focus network improvements primarily on capacity and maintenance;

  increase network capacity on a timely basis to support customer growth requirements and enhance existing network coverage through improvements to signal strength in markets already being served; and

  discontinue active solicitation of wholesale business, while continuing to support existing third-party service providers and considering wholesale proposals.

The financial and operating targets established for 2003 reflect the above-mentioned strategic guidelines and incorporate the effects of the Company's conscious decision to restrict growth as a means to preserve liquidity, while engaged in the capital restructuring process. Accordingly, the Company expects to continue reporting a low number of new gross customer activations and subscriber losses during the first half of 2003. Now that the recapitalization process is finalized, the Company intends to actively resume customer acquisition and to regain market momentum through reestablishing its market presence. Now, the focus will return increasingly to revenue and EBITDA growth. The Company also expects the blended churn rate to improve and to begin returning closer to historical levels, now that the capital reorganization is completed and once the effects from past postpaid acquisition programs and last year's prepaid price structure modifications begin to subside.

Due to softer subscriber growth and higher churn in the first half of 2003, compared with the latter half of the year, the Company's expects that total revenues for 2003 will remain relatively flat to slightly down compared with 2002. As a result, the Company will continue to adjust its cost structure on an ongoing basis to match it with the revenue streams that will be generated. Consequently, EBITDA is expected to remain at roughly the same level as for 2002 on a normalized basis.

Moreover, due to the substantial reduction in long-term debt stemming from the capital reorganization, the Company's interest expense will be significantly reduced once the Company begins "fresh start" accounting in May 2003. In addition, the reclassification and write-down of certain assets as a result of the capital reorganization, will result in a reduced depreciation and amortization expense going forward. Given that the Company's network buildout is substantially completed and that a more cautious outlook for subscriber growth is expected, capital expenditures for 2003 should be lower with spending concentrated on maintenance capacity improvements for subscriber and usage growth, as well as on enhancement of PCS digital coverage and signal strength in markets already being served. As a result, the Company expects to near free cash flow break-even for 2003. Free cash flow is defined as EBITDA less capital expenditures, interest paid, cash taxes and changes in working capital.

In 2003, Microcell will continue to show financial discipline, while striving for profitable revenue growth and continued operating and capital cost containment. This is expected to result in stable ARPU and COA, as well as a reduced churn rate compared with figures from fourth quarter of 2002, despite relatively flat gross additions. The primary goal for management coming out of the recapitalization is resume subscriber growth while controlling costs to maintain EBITDA levels. The key measures on which management will measure its performance are as follows:
	2003 Target	2002	Change
Gross Additions	540,000 to 570,000	548,000	(8,000) to 22,000
Blended churn rate	3.2% to 3.5%	3.4%	10 bps to 20 bps
Total revenues	$550 to $580 million	$591 million	$(11) to $(41) million
EBITDA[1]	$65 to $75 million	$77 million	$(8) to $(2) million
CAPEX	$80 to $90 million	$125 million	$(35) to $(45) million

[1] The figure for 2002 excludes a one-time benefit arising from the reversal of a $13.8 million handset subsidy tax provision.